FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Sub: Qualified institutions placement of equity shares of face value of Rs. 2 each (“Equity Shares”) by ICICI Bank Limited (the “Bank”) under Chapter VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (the “SEBI ICDR Regulations”) and Sections 42 and 62 of the Companies Act, 2013 and the rules framed thereunder, each as amended (the “Issue”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

This has reference to our earlier letter dated August 15, 2020 with the above captioned subject, please note that in Annexure A filed (as shared by one of the Book Running Lead Managers [BRLM]) with the said letter, the name of one of the allottees was inadvertently mentioned basis the information shared by the BRLM as “Monetary Authority of Singapore” and the same should be read as “Government of Singapore”.

Further, please find attached the revised Annexure A containing list of allottees who have been allotted more than five percent (5%) of the Equity Shares offered in the issue, as received from the concerned BRLM.

Kindly take the same on record.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

To,

Ranganath Athreya

Company Secretary

ICICI Bank Limited

16 August, 2020

Dear Madam/ Sir,

Sub: Qualified Institutions placement of equity shares of face value of Rs 2 each ("Equity Shares") by ICICI Bank Limited (the "Bank") under Chapter VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (the "SEBI ICDR Regulations") and Sections 42 and 62 of the Companies Act, 2013 and the rules framed thereunder, each as amended (the "Issue")

We are one of the Book Running Lead Managers to the Issue of ICICI Bank Limited. It has come to our notice that in the Annexure A with the letter dated August 15, 2020 filed by the Bank, with stock exchanges regarding allottees with more than 5% of the Equity Shares offered in the Issue, the first entry has an inadvertent error and should be read as "Government of Singapore" instead of "Monetary Authority of Singapore".

Accordingly, the revised annexure is attached with this letter and we request you take this on record and file the updated list with the stock exchanges.

Yours sincerely

For ICICI Securities Limited

Name: Rishi Tiwari

Date: August 16, 2020

ANNEXURE:

LIST OF ALLOTTEES WHO HAVE BEEN ALLOTTED MORE THAN 5% OF THE EQUITY SHARES OFFERED IN THE ISSUE

Sr. No.	Name of the Allottee	No. of Equity Shares Allotted	% of total Equity Shares offered in the Issue
1.	Government of Singapore	46,444,449	11.08%
2.	Morgan Stanley Investment Management Inc. AIC - Morgan Stanley Investment Funds Global Opportunity Fund	30,631,079	7.31%
3.	Societe Generale-ODI	23,248,700	5.55%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 16, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager